SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2008
                          -----------------------------------------------------

                                       OR

[  ] TRANSITION  REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE
     ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                     Commission File Number 000-25165______

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          The Bank of Greene County Employees' Savings and Profit Sharing Plan and Trust

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Greene County Bancorp, Inc.
                                 425 Main Street
                          Catskill, New York 12414-1317

                      THE BANK OF GREENE COUNTY EMPLOYEES'
                    SAVINGS & PROFIT SHARING PLAN AND TRUST
                              FINANCIAL STATEMENTS
                                DECEMBER 31, 2008

                                TABLE OF CONTENTS


                                                                           Page


Independent Auditors' Report ............................................... 1

Statements of Net Assets Available for Benefits
    December 31, 2008 and 2007 ............................................. 2

Statement of Changes In Net Assets Available For Benefits
    For the Year Ended December 31, 2008 ................................... 3

Notes to Financial Statements ..............................................4-8


Supplemental Schedules*
    Schedule H, Line 4i - Schedule of Assets (Held at End of Year) ......... 9

    Schedule H, Line 4j - Schedule of Reportable Transactions ..............10





* Note: All other schedules are omitted as they are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and the applicable regulations issued by the Department of Labor.

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors of The Bank of Greene County
And Ms. Rebecca Main, SVP/Corporate Secretary
The Bank of Greene County Employees' Savings & Profit Sharing Plan and Trust Catskill, New York

We were engaged to audit the accompanying statements of net assets available for benefits of The Bank of Greene County Employees' Savings & Profit Sharing Plan and Trust (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008, and the supplemental schedules of (1) Schedule H, line 4i-Schedule of Assets Held (At End of Year) and (2) Schedule H, line 4j-Schedule of Reportable Transactions as of or for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the Plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note F, which was certified by The Bank of New York Mellon/BNY Mellon N.A., the trustee of the Plan, except for comparing the information with the related information included in the financial statements and supplemental schedules. We have been informed by the Plan administrator that the trustee holds the Plan's investment assets and executes investment transactions. The Plan administrator has obtained a certification from the trustee as of December 31, 2008 and 2007 and for the year ended December 31, 2008, that the information provided to the Plan administrator by the trustee is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the accompanying financial statements and supplemental schedule taken as a whole. The form and content of the information included in the financial statements and supplemental schedules, other than that derived from the information certified by the trustee, have been audited by us in accordance with auditing standards generally accepted in the United States of America and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


                          /s/ Karp, Ackerman, Skabowski & Hogan, P.C.

                          KARP, ACKERMAN, SKABOWSKI & HOGAN, P.C.
                          Certified Public Accountants


June 8, 2009

                                       1.

                      THE BANK OF GREENE COUNTY EMPLOYEES'
                     SAVINGS & PROFIT SHARING PLAN AND TRUST
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                  DECEMBER 31,


                                              2008                    2007

ASSETS
Investments, at fair value                 $ 2,957,609              $ 4,034,421
Participant loans                              143,735                  156,406
                                           -----------              -----------
Total investments                          $ 3,101,344              $ 4,190,827
                                           -----------              -----------

Receivables:
Participant contributions                  $         -                      $ -
Employer contributions                               -                        -
Other                                               30                      140
                                           -----------              -----------
Total receivables                          $        30              $       140
                                           -----------              -----------
TOTAL ASSETS                               $ 3,101,374              $ 4,190,967
                                           ===========              ============

LIABILITIES
Accrued expenses                           $     9,484              $       265
                                           -----------              -----------
TOTAL LIABILITIES                          $     9,484              $       265
                                           -----------              -----------
NET ASSETS AVAILABLE FOR BENEFITS          $ 3,091,890              $ 4,190,702
                                           ===========              ===========

The accompanying notes are an integral part of these financial statements.

                                       2.

                      THE BANK OF GREENE COUNTY EMPLOYEES'
                     SAVINGS & PROFIT SHARING PLAN AND TRUST
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2008




ADDITIONS TO NET ASSETS
Investment income (loss):
Dividend income, employer securities                                            $    32,912
Interest income, participant loans                                                   12,740
Realized gain (loss) on sale of employer securities                                 (14,269)
Net appreciation (depreciation) in fair value of common collective trusts          (843,070)
Unrealized (depreciation) in fair value of employer securities                      (83,897)
                                                                                -----------
Net investment income (loss)                                                    $  (895,584)
                                                                                -----------

Contributions:
Participant                                                                     $   314,655
Employer                                                                            175,482
Rollover                                                                                622
                                                                                -----------
Total contributions                                                             $   490,759
                                                                                -----------
TOTAL ADDITIONS (SUBTRACTIONS)                                                  $  (404,825)
                                                                                -----------

DEDUCTIONS FROM NET ASSETS
Benefits paid to participants                                                   $   657,099
Other distributions                                                                   4,701
Administrative expenses                                                              32,187
                                                                                -----------
TOTAL DEDUCTIONS                                                                $   693,987
                                                                                -----------
Net increase (decrease) in net assets                                           $(1,098,812)
Net assets available for benefits, beginning                                      4,190,702
                                                                                -----------
NET ASSETS AVAILABLE FOR BENEFITS, ENDING                                       $ 3,091,890
                                                                                ===========

The accompanying notes are an integral part of these financial statements.

                                       3.

                      THE BANK OF GREENE COUNTY EMPLOYEES'
                     SAVINGS & PROFIT SHARING PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS


NOTE A - DESCRIPTION OF PLAN

The following brief description of The Bank of Greene County Employees' Savings & Profit Sharing Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
-------

The Plan is a defined contribution plan covering eligible employees of The Bank of Greene County (the Company or the Sponsor). Employees who complete three months of service and perform a minimum of 250 hours of service are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The effective date of the Plan was January 1, 1995.

Contributions
-------------
Each year participants may contribute up to 25% of pretax annual compensation, as defined in the Plan, up to the maximum allowable under the Internal Revenue Code (IRC). Participants who are age 50 or older may elect to defer additional amounts called "catch-up" contributions. Rollover and transfer contributions from another qualified retirement plan or special individual retirement plan are permitted. Participants direct the investment of their contributions into various investment options offered by the Plan. Matching contributions made by the Sponsor to the Plan are calculated as 100% of the first 3% of the participant's pretax contribution plus 50% of pretax contributions up to the next 3% of compensation, as defined in the Plan.

Participant Accounts and Investment Options
-------------------------------------------
Each participant's account is credited with the participant's contribution and allocations of (a) the Company's matching contributions, and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants may direct the investment of their account balances into various investment options offered by the Plan. Currently, the Plan offers eighteen common/collective trusts, a mutual fund and the Sponsor's stock as investment options for participants. Participants may change their investment options to prospectively increase or decrease the amount of their elective deferrals at such times established by the Plan administrator in a uniform and nondiscriminatory manner.

Vesting
-------
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on continuous service. A participant is 100% vested after two years of credited service.

Payment of Benefits
-------------------
Benefit payments to participants are recorded upon distribution. Upon termination of service, disability, death or retirement, participants will receive an amount equal to the value of their accounts in a single lump-sum payment, or in partial payments or systematic installment payments.

                                       4.

Administrative Expenses
-----------------------

The Plan pays the administrative costs associated with any professional services provided to the Plan and the cost of communications to the participants.

Participant Loans
-----------------
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan terms range from 1-5 years; longer terms are available if used for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at prime rate plus 1%. Processing fees for new loans and annual maintenance fees on outstanding loans are charged to the participants account. Interest rates range from 6% to 9.25%. Principal and interest is paid ratably through biweekly payroll deductions.


NOTE B - SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting
-------------------
The financial statements of the Plan are prepared under the accrual method of accounting.

Payment of Benefits
-------------------
Benefit payments to participants are recorded upon distribution.

Use of Estimates
----------------
The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties
-----------------------
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition
-------------------------------------------
The Plan's investments are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.


                                       5.

NOTE C - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, all amounts credited to the accounts of the participants shall vest and become non-forfeitable and the employer shall direct the trustee to make or commence distribution to, or on behalf of, each participant the value of his or her account balance in the Plan.



NOTE D - PARTY-IN-INTEREST TRANSACTIONS

Plan investments are managed by The Bank of New York Mellon/BNY Mellon N.A., the trustee of the Plan. Transactions in such investments qualify as party-in-interest transactions, which are exempt from prohibited transaction rules. Participant loans totaling $143,735 at December 31, 2008 also qualify as party-in-interest transactions.


NOTE E - FORFEITED ACCOUNTS

Forfeitures by non-vested participants are generally used to reduce future Company contributions. Forfeited amounts at December 31, 2008 were not material to the financial statements.


NOTE F - INFORMATION CERTIFIED BY THE PLAN'S TRUSTEE

The Plan administrator has elected the method of compliance permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA. Accordingly, The Bank of New York Mellon/BNY Mellon N.A., the trustee of the Plan, has certified to the completeness and accuracy of all investments reflected on the accompanying statements of net assets available for benefits as of December 31, 2008 and 2007, and the schedule of assets held at the year ended December 31, 2008, and the related investment activity reflected in the statements of changes in net assets available for plan benefits for the year ended December 31, 2008.


NOTE G - INVESTMENTS AT FAIR VALUE

At December 31, the following investments represented 5% percent or more of the Plan's net assets:



                                                     2008               2007

Daily EAFE Index SL Series Fund - Class T          $ 166,671         $ 250,788
S&P 500 Flagship SL Series Fund - Class A            303,490           742,557
S&P Midcap Index SL Series Fund - Class A            459,288           946,533
Pentegra Stable Value Fund                           288,638           227,189
SSgA Government Money MTU                            324,461           282,815
Employer Stock                                       550,514           625,347

                                       6.

NOTE H - FAIR VALUE MEASUREMENTS

SFAS No. 157, Fair Value Measurements, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs are quoted prices in active markets, Level 2 inputs are significant other observable inputs and Level 3 inputs are significant unobservable inputs.

Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority. Level 3 inputs have the lowest priority. The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. No Level 2 inputs were available to the Plan, and Level 3 inputs were only used when Level 1 or Level 2 inputs were not available.

The plan investments are valued using Level 1 inputs. The fair value of investments in master trust, common/collective trusts, mutual funds are based on quoted net asset values of the shares held by the Plan at year-end. The fair value of employer stock is based on quoted market prices.

Participant loans are valued at amortized cost, which approximates fair value.

Asset fair values at December 31, 2008 were are follows:


                                Level 1              Level 2           Level 3
                             -----------          -----------       -----------
Mutual funds                 $ 2,407,095          $         -       $        -
Participant loans                      -                    -          143,735
Employer stock                   550,514                    -                -
                             -----------          -----------       ----------
                             $ 2,957,609          $         -       $  143,735
                             ===========          ===========       ==========

Asset fair values at December 31, 2007 were are follows:

                                Level 1               Level 2           Level 3
                             -----------          -----------        ----------
Mutual funds                 $ 3,369,794          $         -        $        -
Participant loans                      -                    -           156,406
Employer stock                   664,627                    -                 -
                             -----------          -----------        ----------
                             $ 4,034,421          $         -        $  156,406
                             ===========          ===========        ==========

                                       7.

NOTE I - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated January 7, 2008 that the Plan and related trusts are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


NOTE J - SUBSEQUENT EVENT

Effective July 1, 2009, the Bank of New York Mellon resigned as Trustee of the Plan. The board of directors of the Plan Sponsor appointed Reliance Trust Company to replace Bank of New York Mellon as Trustee.


                                       8.

                      THE BANK OF GREENE COUNTY EMPLOYEES'
                     SAVINGS & PROFIT SHARING PLAN AND TRUST
         SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                          EIN # 14-0553610, PLAN # 002
                                DECEMBER 31, 2008

 (A)                             (B)                                          (C)                (D)               (E)
                                                                   Description of Investment
                                                                   Including Maturity Date,
                     Identity of Issue, Borrower,                 Interest Rate, Collateral,
                       Lessor or Similar Party                       Par or Maturity Value      Cost          Current Value
                       -----------------------                       ---------------------      ----          -------------
  *   Passive Bond Market Index SL Series Fund A                          Mutual Fund             **                $ 9,248
  *   Long US Treasury Index SL Series Fund Class A                       Mutual Fund             **                145,491
  *   Moderate Strategic Balanced SL Fund                                 Mutual Fund             **                 93,147
  *   Aggressive Strategic Balanced SL Fund                               Mutual Fund             **                 77,320
  *   Conservative Strategic Balanced SL Fund                             Mutual Fund             **                 10,471
  *   Daily EAFE Index SL Series Fund - Class T                           Mutual Fund             **                166,671
  *   NASDAQ 100 Index Non-Lending Fund Series A                          Mutual Fund             **                 32,518
  *   REIT Index Non-Lending Series Fund - Class A                        Mutual Fund             **                    819
  *   Russell 2000 Index SL Series Fund  - Class A                        Mutual Fund             **                 80,720
  *   S&P 500 Flagship SL Series Fund - Class A                           Mutual Fund             **                303,490
  *   S&P Growth Index SL Fund Series A                                   Mutual Fund             **                142,939
  *   S&P Value Index SL Fund Series A                                    Mutual Fund             **                148,084
  *   S&P Midcap Index SL Series Fund - Class A                           Mutual Fund             **                459,288
  *   Pentegra Stable Value Fund                                          Mutual Fund             **                288,638
  *   SSgA Government Money MTU                                           Mutual Fund             **                324,461
  *   SSgA Target Retirement 2015 SL Series Fund Class A                  Mutual Fund             **                 12,818
  *   SSgA Target Retirement 2025 SL Series Fund Class A                  Mutual Fund             **                  4,025
  *   SSgA Target Retirement 2035 SL Series Fund Class A                  Mutual Fund             **                  1,043
  *   SSgA Target Retirement 2045 SL Series Fund Class A                  Mutual Fund             **                  1,482
  *   TBC Inc. Pooled Emp Daily                                           Mutual Fund             **                 34,402
  *   Schwab Window Fund                                                  Mutual Fund             **                 70,020
  *   Greene County Bancorp Inc Common Stock                             Common Stock             **                550,514
  *   Participant Loans                                              6%-9.25% Interest Rate       -                 143,735
                                                                                                               ------------
                                                                                                               $  3,101,344
                                                                                                               ============


*    Represents a party-in-interest  as defined by ERISA.

** All investments are participant directed and, accordingly, investment cost information has been omitted.

     Information certified as complete and accurate by Bank of New York Mellon/ BNY Mellon N.A., the trustee of the Plan.

                                       9.

                      THE BANK OF GREENE COUNTY EMPLOYEES'
                     SAVINGS & PROFIT SHARING PLAN AND TRUST
            SCHEDULE H, LINE 4J - SCHEDULE OF REPORTABLE TRANSACTIONS
                          EIN # 14-0553610, PLAN # 002
                                DECEMBER 31, 2008


   (A)             (B)                 (C)          (D)         (E)          (F)            (G)              (H)             (I)
Identity of                                                                  Expense                     Value of Asset      Net
  Party          Description of      Purchase      Selling     Lease      Incurred with    Cost of       on Transaction    Gain or
 Involved         Asset               Price         Price      Rental     Transaction       Asset            Date          (Loss)
 --------         -----               -----         -----      ------     -----------       -----            ----          ------
            PURCHASES

  N/A     TBC Inc Pooled Emp Daily  $ 204,402      N/A          N/A    $        -          $ 204,402       $ 204,402         N/A


            SALES

  N/A     TBC Inc Pooled Emp Daily  $ 170,448      $ 170,448     N/A    $       -          $ 170,448       $ 170,448       $   -






Information certified as complete and accurate by Bank of New York Mellon/ BNY Mellon N.A., the trustee of the Plan.


                                      10.

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                      THE BANK OF GREENE COUNTY
                                      EMPLOYEES' SAVINGS AND PROFIT
                                      SHARING PLAN AND TRUST




Date: June 26, 2009           By:  /s/ Donald Gibson
                                   ---------------------------------------------
                                   Name:  Donald Gibson
                                   Title: President and Chief Executive Officer,
                                   The Bank of Greene County